UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

IKANOS COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E

(CUSIP Number of Common Stock Underlying Class of Securities)

Noah D. Mesel, Esq.

General Counsel and Secretary

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$48,226.15	$2.69

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction valuation assumes that all options to purchase 419,672 shares of common stock that are eligible to participate in this offer will be purchased by the issuer. These options have an aggregate value of $48,226.15 calculated based on a modified, discounted Black-Scholes option pricing model. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009, equals $55.80 per million dollars of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under Section I (“Summary of Terms”) in the “Offer to Purchase For Cash Employee Stock Options Under the 1999 Stock Plan and 2004 Amended and Restated Equity Incentive Plan” (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Ikanos Communications, Inc., a Delaware corporation (the “Company” or “Ikanos”). The address of the Company’s principal executive office is 47669 Fremont Blvd., Fremont, California 94538 and its telephone number is (510) 979-0400.

(b) Securities. The information set forth under Section I (“Summary of Terms”) and Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

(a) The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth under Item 2(b) above and in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Cash Payment for Eligible Options”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Purchase. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving The Company’s Securities. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), and Section III.3 (“Purpose”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section III.11 (“Interests of Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

(a)(1) Offer to Purchase For Cash Employee Stock Options Under the 1999 Stock Plan and 2004 Amended and Restated Equity Incentive Plan, dated May 15, 2009.

(a)(2) Form of Introductory Letter.

(a)(3) Letter of Transmittal.

(a)(4) Form of e-mail to Eligible Employees announcing Offer to Purchase.

(a)(5) Form of Election Withdrawal Notice.

(a)(6) Form of Reminder Notice of Expiration of Offer.

(a)(7) The Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008, filed with the Securities and Exchange Commission on March 11, 2009 (File No. 000-51532) (incorporated herein by reference).

(a)(8) The Company’s Definitive Proxy Statement for the Company’s 2009 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 14, 2009 (File No. 000-51532) (incorporated herein by reference).

(a)(9) The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2009, filed with the Securities and Exchange Commission on May 7, 2009 (File No 000-51532) (incorporated herein by reference).

(a)(10) The Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 22, 2009, April 24, 2009 and April 27, 2009 (File No. 000-51532) (incorporated herein by reference).

(a)(11) The Company’s Schedule 14As filed with the Securities and Exchange Commission on April 22, 2009, April 24, 2009 and April 29, 2009 (File No. 000-51532) (incorporated herein by reference).

(b) Not applicable.

(c) Not applicable.

(d)(1) The Company’s 1999 Stock Plan. Incorporated by reference to the Registrant’s Registration Statement on Form S-1 filed with the SEC on June 25, 2004 (Ex. 10.2) (File No 333-116880).

(d)(2) The Company’s Amended and Restated 2004 Equity Incentive Plan. Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on March 11, 2009 (File No. 000-51532).

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2009

IKANOS COMMUNICATIONS, INC.

By:	/s/ Noah D. Mesel
Noah D. Mesel
General Counsel and Secretary

EXHIBIT INDEX

(a)(1) Offer to Purchase For Cash Employee Stock Options Under the 1999 Stock Plan and 2004 Amended and Restated Equity Incentive Plan, dated May 15, 2009.

(a)(2) Form of Introductory Letter.

(a)(3) Letter of Transmittal.

(a)(4) Form of e-mail to Eligible Employees announcing Offer to Purchase.

(a)(5) Form of Election Withdrawal Notice.

(a)(6) Form of Reminder Notice of Expiration of Offer.

(a)(7) The Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008, filed with the Securities and Exchange Commission on March 11, 2009 (File No. 000-51532) (incorporated herein by reference).

(a)(8) The Company’s Definitive Proxy Statement for the Company’s 2009 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 14, 2009 (File No. 000-51532) (incorporated herein by reference).

(a)(9) The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2009, filed with the Securities and Exchange Commission on May 7, 2009 (File No 000-51532) (incorporated herein by reference).

(a)(10) The Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 22, 2009, April 24, 2009 and April 27, 2009 (File No. 000-51532) (incorporated herein by reference).

(a)(11) The Company’s Schedule 14As filed with the Securities and Exchange Commission on April 22, 2009, April 24, 2009 and April 29, 2009 (File No. 000-51532) (incorporated herein by reference).

(b) Not applicable.

(c) Not applicable.

(d)(1) The Company’s 1999 Stock Plan. Incorporated by reference to the Registrant’s Registration Statement on Form S-1 filed with the SEC on June 25, 2004 (Ex. 10.2) (File No. 333-116880).

(d)(2) The Company’s Amended and Restated 2004 Equity Incentive Plan. Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the SEC on March 11, 2009 (File No. 000-51532).

(g) Not applicable.

(h) Not applicable.